Mail Stop 3561

July 20, 2009

Mr. Mark Kurtz, Chief Financial Officer
Haights Cross Communications, Inc.
10 New King Street
White Plains, New York 10604

     Re: **Haights Cross Communications, Inc.**
             Item 4.01 Form 8-K
             Filed July 17, 2009
             File No. 333-109381

Dear Mr. Kurtz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

1. We note from the first paragraph that the appointment of Ernst & Young was terminated. It is unclear from your disclosure which party terminated the appointment. Please refer to Item 304(a)(1) of Regulation S-K and amend your Form 8-K to explicitly state whether your former auditor resigned, declined to stand for re-election, or was dismissed.

2. In a related matter, we note from Exhibit 16 that Ernst and Young agreed to the registrant's statements in paragraphs 2 through 5 of the Item 4.01 8-K filed July 17, 2009. Therefore, it is not stated whether E&Y agreed with the registrant's representation of how the relationship was terminated. Please note that Item 304(a)(3) of Regulation S-K requires that the former auditor disclose whether it agrees with the statements made by the registrant in response to Item 304(a), which includes how the relationship was terminated. Please amend your 8-K to include an updated Exhibit 16 agreeing or disagreeing with your disclosure regarding the termination of the appointment. The 8-K and Exhibit 16 should be amended in their entirety.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

Heather Clark
Staff Accountant